[SEAWRIGHT HOLDINGS, INC. LETTERHEAD]

April 27, 2006

Sarah Goldberg
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Seawright Holdings, Inc.
Form 8-K Filed April 17, 2006
File No. 333-56848

Dear Ms. Goldberg:

This letter sets forth the response of Seawright Holdings, Inc. (“Seawright”) to the comments contained in a letter from you dated April 19, 2006 (the “Comment Letter”), regarding Seawright’s Form 8-K filed on April 17, 2006.

Seawright’s point-by-point responses to the Comment Letter are as follows:

Form 8-K

Item 4.02

1.
With respect to your account for the put agreement, based on your disclosures in Note H of Form 10-KSB for fiscal year ended December 31, 2005, it appears you recorded the amount to be paid at settlement, rather than the fair value, as a current liability at the inception of the agreement, with no subsequent changes in fair value. Please explain to us in detail how your accounting complies with SFAS 150. Additionally, please explain to us in greater detail how you were previously accounting for the agreement under SFAS 150. We note your disclosure that you were accounting for the agreement as if the terms were “conditional rather than predefined.” Tell us what you mean by this statement and tell us more specifically how this affected your accounting. In this connection, it would be helpful for us to understand whether you view the contract as a forward contract or a written put option since your disclosures are confusing. For example, in the second paragraph on page F-24 of your 2005 Form 10-KSB you refer to “an option to put” but in the third paragraph on page F-30 you refer to “the forward contract.” Finally, tell us who you spoke with at the SEC with respect to accounting for the put agreement. We have no record of corresponding with you with respect to accounting and disclosure issues surrounding the put agreement. If you did not interact with the SEC staff with respect to accounting for the put agreement, please amend your Item 4.02 to clarify the items for which the identification of an error was a result of resolving the SEC comment process. For any other error corrections, please specify whether you or your independent auditors discovered the issue.

Sarah Goldberg
April 27, 2006

Response

In determining the proper treatment of the put agreement between the Company and Mr. Levy, FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150) was reviewed. Paragraph 21 of SFAS 150 states, “Forward contracts that require physical settlement by repurchase of a fixed number of the issuer’s equity shares in exchange for cash shall be measured initially at the fair value of the shares at inception, adjusted for any consideration or unstated rights or privileges.1  Equity shall be reduced by an amount equal to the fair value of the shares at inception.”

Therefore, it is believed the fair value of the put agreement is the present value of the future amount to be paid. As the amount to be paid is not conditional but rather set, the future value of the payment needs to be $200,000 ($1.25 X 160,000 shares). The present value of the future payment of the put agreement calculates to $190,266 (based on the prime rate at the time the transaction was entered into of 5%). As the amount to be accreted over the time span of one year was deemed to be immaterial ($9,734), the future value of the put agreement was considered to be the fair value. As the future value and the present value of the put agreement are not materially different, management believes the accounting for the put agreement complies with SFAS 150.

Previously, the put agreement had been accounted for as if the amount paid at the settlement date was conditional based on the current price of the Company’s stock. This accounting treatment is described in paragraph 22 of SFAS 150, which states, “[i]f either the amount to be paid or the settlement date varies based on specified conditions, those instruments shall be measured subsequently at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at the reporting date, recognizing the resulting change in that amount from the previous reporting date as interest cost.” As the amount to be paid was predetermined ($1.25 X 160,000 shares), it was decided the proper accounting for the put agreement was paragraph 21 rather than paragraph 22 of SFAS 150.

Management believes the put agreement to be a forward contract as the contract requires settlement by the reporting entity’s delivery of cash in exchange for the acquisition of a fixed number of its equity shares; however, it has determined the put agreement does not qualify for accounting under Statement of Financial Accounting Standards No. 133 (As Amended), Accounting for Derivative Instruments and Hedging Activities (SFAS 133) and, instead, should be accounted for under Paragraphs 21 and 22 of SFAS 150.

________________________
1“One way to obtain that amount is by determining the amount of cash that would be paid under the conditions specified in the contract if the shares were repurchased immediately. Another way to obtain the same result is by discounting the settlement amount, at the rate implicit at inception after taking into account any consideration or unstated rights or privileges that may have affected the terms of the transaction.”

Sarah Goldberg
April 27, 2006

This correction was noted by management and not discussed with anyone at the SEC. The Company will amend Item 4.02 of its Form 8-K filed on April 17, 2006, as provided in Exhibit B hereto, to clarify this issue.

Notes to Financial Statements

Note E. Private Placement and Convertible Promissory Notes Payable, page F-19

2.	Please provide us with a copy of the put agreement with your response to our comments and file such agreement as an exhibit.

Response

The “put agreement” referred to in the financial statements was filed with the SEC on Form S-8 POS on February 7, 2005, where it was referred to as a “termination agreement.” In order to avoid future confusion, the Company will refer to the “put agreement” as a “termination agreement” in its future filings. For the convenience of SEC staff, the put agreement is attached hereto as Exhibit A.

3.
In Item 8A of Form 10-KSB, you disclose that your certifying officers concluded that disclosure controls and procedures were effective as of December 31, 2005. Please explain to us why the discovery of the errors disclosed in Form 8-K did not affect your conclusion regarding the effectiveness of disclosure controls and procedures.

Response

According to Rule 15d-15(e), “disclosure controls and procedures means controls and procedures designed to ensure that information required to be disclosed . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and “include . . . controls and procedures designed to ensure that information required to be disclosed . . is accumulated and communicated to the issuer’s management . . . as appropriate to allow timely decisions regarding required disclosure.”

The Company believes that its statement in the 10-KSB as to the effectiveness of its disclosure controls and procedures was accurate, because those procedures were sufficient to ensure that the factual matters discussed in the 8-K were known to management, recorded and timely reported in the Company’s previous Exchange Act filings. While the Commission’s staff ultimately disagreed with the Company and its independent auditors as to the appropriate accounting treatment of some of those matters under generally accepted accounting principles, the Company and its auditors worked with staff to resolve those differences. In that process, the Company’s staff and auditors also reviewed the Company’s accounting treatment of the put agreement as described above. The Form 10-KSB reflects the results of this effort.

Please note that the Company, a small business issuer, is not an accelerated filer and thus is not yet required to provide the management report on and other information regarding its internal control over financial reporting set forth in Item 308 of Regulation S-B and Rule 15d-15(d). Unlike disclosure controls and procedures, under Rule 15d-15(f), internal control over financial reporting is “a process designed . . . to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements . . . in accordance with generally accepted accounting principles.” As noted by the Commission in Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Rel. No. 34-47986 (June 5, 2003), disclosure controls and procedures do not necessarily include all components of internal control over financial reporting.

Sarah Goldberg
April 27, 2006

4.
You disclose that your previously issued financial statements for the year ended December 31, 2005 should no longer be relied upon. It appears you may have intended to state that the financial statements for the year ended December 31, 2004 should no longer be relied upon. If so, please amend Form 8-K to correct this statement.

Response

The Company intended to indicate that the financial statements contained in the 10-KSB for the year ended December 31, 2004 could no longer be relied upon, and not the financial statements for the year ended December 31, 2005. The Company intends to correct this mistake by amending Item 4.02 of its Form 8-K filed on April 17, 2006, as provided in Exhibit B hereto.

5.
As you have concluded that your previously issued financial statements for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 should no longer be relied upon, please amend your fiscal 2005 Forms 10-QSB to correct the disclosed errors. Refer by analogy to Codification of Auditing Standards AU 561.06(a).

Response

The Company mistakenly indicated in its Form 8-K filed April 17, 2006 that the financial statements related to its quarterly reports on Form 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 could no longer be relied upon. While the Company acknowledges errors in its financial statements related to these quarterly reports, the Company has determined that these errors do not affect the financial statements in such a material way as to require amending such quarterly reports. As discussed with SEC staff, the Company expects to present the restated financials related to its quarterly reports when it files with the SEC its Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006. Please see the Company’s proposed amendment to Item 4.02 of its Form 8-K filed on April 17, 2006, as provided in Exhibit B hereto.

6.
We note you concluded on February 24, 2006 that your financial statements for certain periods should not be relied upon; yet, you did not file Form 8-K until April 1, 2006. Please note that Form 8-K should be filed within four days of the triggering event. Refer to SEC Release 33-8400.

Response

The Company acknowledges the staff’s comment.

* * * * *

Sarah Goldberg
April 27, 2006

Seawright acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments please call me at (703) 340-1629 at your earliest convenience.

                    Very truly yours,

                  /s/ Joel P. Sens

                                                            Joel P. Sens
                                                        Chief Executive Officer

cc: Charles A. Sweet

Exhibit A

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (the "Agreement") dated October 1, 2004, is entered into by and among Seawright Holdings, Inc., (the "Company"), a Delaware corporation having its principal place of business at 600 Cameron Street, Alexandria, Virginia 22314, and David Levy, an individual (the "Consultant"), residing at 3800 Charles Avenue, Alexandria, Virginia 22305.

WHEREAS, Consultant and the Company entered into that certain Consulting Services Agreement (the "Consulting Services Agreement") on December 31, 2003; and

WHEREAS, as set forth in the Consulting Services Agreement, Consultant has provided services to the Company as an independent contractor and not as an employee; and

WHEREAS, the Company and Consultant have agreed to terminate the Consulting Services Agreement; and

WHEREAS, the Company and Consultant desire to set forth the terms and conditions governing termination of the Consulting Services Agreement, as set forth below; and

WHEREAS, the Company and Consultant desire to enter into an agreement which shall supercede all prior agreements between the parties, except as otherwise expressly set forth herein;

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned parties agree as follows:

1. Termination of Consulting Services Agreement.

The Consulting Services Agreement shall terminate, and this Agreement shall become effective, as of October 1, 2004 (the "Effective Date"). Consultant waives compliance with Section 7(b) of the Consulting Services Agreement.

2. Consideration.

In consideration for the termination of the Consulting Services Agreement, the parties agree to the following:

(a) Consultant shall exercise a previously issued option to purchase One-Hundred Sixty Thousand (160,000) shares of common stock in the Company at the exercise price of $0.5625 per share. Such exercise shall be effected in the following manner: (i) on the Effective Date the Company shall redeem and then cancel all Series A Preferred Company Stock previously issued to Consultant, plus all dividends accrued to such Series A Preferred Company Stock; and (ii) Consultant shall deliver to the Company a certified check, payable to the Company, in the amount of Sixty-Three Thousand Five Hundred Dollars and No Cents ($63,500.00), such certified check to be delivered to the Company by hand, or by registered mail, postage prepaid or by overnight courier, no later than close of business on or before the Effective Date. The consideration set forth in subsections (i) and (ii) above are equal in value to the total exercise price of $90,000.

(b) One (1) year from the Effective Date, Consultant shall have the right to require the Company to purchase, in full or in part, for the sum of One Dollar and Twenty-Five Cents ($1.25), the One-Hundred Sixty Thousand (160,000) shares of common stock purchased by Consultant pursuant to Section 2(a) of this Agreement. This right refers to the specific shares referred to in Section 2(a), and the Company will not be obligated to purchase any other shares tendered by the Consultant. After receiving notice of Consultant's intention to exercise his put option pursuant to this Section 2(b), the Company shall have thirty (30) days to effect such redemption and make the required payment upon tender by Consultant of certificates evidencing the shares to be redeemed. Such payment may be in cash or by non-certified check.

(c) Pursuant to Section 2 of the Consulting Services Agreement, the Company granted Consultant an option to purchase Eight- Hundred Thirty-Seven Thousand Five Hundred (837,500) shares of common stock in the Company (the "Options"). As of the Effective Date, Consultant shall retain Options to purchase One-Hundred Thousand (100,000) shares of common stock (the "Retained Options"), and all remaining Options shall be cancelled. The expiration date of the Retained Options shall be as set forth for the Options granted in Section 2 of the Consulting Services Agreement, provided, however, that Consultant shall be permitted to exercise the Retained Options to purchase no more than Ten Thousand (10,000) shares of common stock in any thirty (30) day period, provided, further that the Company may permit Consultant to exercise Retained Options for greater than 10,000 shares in any given month solely at the discretion of the Company.

3. Confidentiality; Non-Disparagement.

(a) Consultant shall not disclose to others, or use, any of the Company's financial information, marketing plans, secret or confidential information, knowledge or data (oral, written, or in machine-readable form) that Consultant may obtain or has obtained at any time during the course of or in connection with Consultant's contractual relationship with the Company, whether prior to the execution of this Agreement or otherwise, including such intellectual property, inventions, discoveries, information, knowledge, know-how or data relating to machines, equipment, products, systems, software, research or development, designs, compositions, formulae, processes, procedures or business methods, whether or not developed by Consultant, by individuals in the Company, or obtained by the Company from third parties, and irrespective of whether or not such inventions, discoveries, information, knowledge or data have been identified by the Company as secret or confidential, unless and until, and then to the extent and only to the extent that, such inventions, discoveries, information, knowledge or data become available to the public otherwise than by Consultant's act or omission.

(b) Consultant agrees to keep the provisions of this Agreement confidential; provided, however, that Consultant may disclose the contents of the Agreement to Consultant's personal financial and legal advisers, and to enforce Consultant's rights hereunder. Similarly, the Company agrees to maintain the confidentiality of this Agreement, provided, however, that the Company may disclose the contents of the Agreement to its Board of Directors and senior Officers, to its financial and legal advisors, as required by IRS regulations (i.e., Form 990), and to enforce its rights hereunder.

(c) Each party further agrees that neither party nor anyone acting on such party's behalf will make any intentionally derogatory, defamatory or disparaging statements regarding the other party, including the Company's affiliated entities or its employees, in the context of their business and professional activities. Each party further covenants and agrees that such party will not encourage anyone, including such party's officers, directors, employees, agents, representatives, relatives, friends or associates to take any action of the foregoing nature.

4. Restrictive Covenants.

(a) For a period of twelve (12) months after the Effective Date Consultant shall not (i) solicit business from any person, firm or entity that was a customer of the Company at any time within the twelve (12) months preceding the Effective Date, (ii) induce or attempt to induce any such customer to reduce its business with the Company or (iii) solicit business from any prospective customer of the Company. For purposes of this Section 4(a), "prospective customer" shall mean potential customers that the Company has solicited, or with which the Company has had active discussions concerning potential business, with or without the assistance of the Consultant, at any time during the twelve (12) months preceding the Effective Date.

(b) For a period of twelve (12) months after the Effective Date Consultant shall not solicit or attempt to solicit, for employment or provision of services as an independent contractor, any person who is a member of the Board of Directors, an Officer or an employee of the Company.

5. Return of Property.

Consultant expressly acknowledges that Consultant has returned to the Company the originals and all copies (in any medium) of any business records and property of the Company that are or were subject to his custody or control, regardless of the sources from which such records were obtained, and Consultant hereby certifies that this has been done after diligent search and inquiry to the best of his knowledge and belief.

6. Release.

Consultant, on behalf of himself, his family members and his and their heirs and successors, assigns, affiliates, attorneys and agents (other than the Company) (collectively, "Successors"), fully waives and releases and forever discharges the Company and anyone connected with it, including, if any, its subsidiaries, parents, affiliates, officers, directors, shareholders, employees, contractors, consultants, agents, partners and associates, as well as the heirs, executors, administrators, attorneys, insurers, predecessors, successors and assigns of each of the foregoing (collectively, the "Company Releasees") from any and all claims, demands, complaints, obligations, promises, agreements, controversies, costs, contracts, causes of action, lawsuits, rights, charges, damages, actions, and liabilities of every kind, whether in law or in equity, known or unknown, suspected or unsuspected (collectively, "Claims"), which he ever had or now has against one of more of the Company Releasees of any type, nature, and description from the beginning of time through and including the Effective Date (the "Release"). Without in any way limiting the foregoing, this Release includes claims arising out of the execution of this Agreement or the negotiation of this Agreement, or any purported representations or omissions leading to this Agreement and any claims arising from or related to Consultant's contractual relationship with the Company or the termination thereof, including any express or implied contract of employment claims, any tort claims, claims under Title VII of the Civil Rights Act of 1964, as amended, Section 1981 of the Civil Rights Act of 1866, the Age Discrimination in Employment Act of 1967, as amended, the Older Workers Benefit Protection Act of 1974, as amended, Titles 40.1, 51.1, 51.5 and 65.2 of the Annotated Code of Virginia, 1950, as amended, the Americans with Disabilities Act of 1989, the Family and Medical Leave Act of 1993, and the Employee Retirement Income Security Act of 1974, as amended, claims arising out of any federal, state or local laws, executive orders, rules or regulations prohibiting discrimination or harassment based on any protected status including race, national origin, age, gender, marital status, disability, veteran status or sexual orientation, all claims under related common law, statutes and executive orders at the federal, state or local levels of government, claims under any legal restriction on an employer's freedom to terminate any of its employees, and any claim to any benefit from any relationship with the Company or any other Company Releasee. Nothing contained in this Agreement is intended to waive or release, and the Company expressly acknowledges, Consultant's right to enforce the terms of this Agreement.

7. Right to Review; Consultation with Counsel.

(a) Consultant may have up to twenty-one (21) days from the date of receipt of this Agreement to review and sign this Agreement. Consultant may waive this 21-day period. Furthermore, Consultant has seven (7) days following signature of this Agreement to revoke it, and this Agreement shall not become effective or enforceable until the revocation period has expired. If Consultant decides to revoke this Agreement within the revocation period, Consultant shall send written notification to the Company's President by 5:00 p.m. on or before the seventh (7th) calendar day after Consultant signs this Agreement.

(b) Consultant acknowledges that he has had an opportunity to consult with an attorney of his choice prior to signing this Agreement, and that he signed this Agreement knowingly, voluntarily and freely, and after consultation with such counsel (if any) as he deemed appropriate.

8. Recitals Incorporated.

All recitals are incorporated herein as material provisions of this Agreement.

9. Notice.

Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, or sent by registered mail, postage prepaid or by overnight courier. Any such notice shall be deemed given when so delivered personally, or, if mailed, five (5) days after the date of deposit in the United States mail, or, if delivered by overnight courier, the day after such sending, to the appropriate address first set forth above, provided, however, that a copy of any notice sent to the Company shall be sent (without constituting notice) to Williams & Connolly LLP, 725 Twelfth Street, NW, Washington, DC 20005, Attn: Michael O'Connor, Esq. Any party may by notice given in accordance with this Section 9 to the other party, designate another address or person for receipt of notices hereunder.

10. Modifications; Waiver.

No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Consultant and a duly authorized officer of the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions of this Agreement at the same or any prior or subsequent time.

11. Successors; Binding Agreement.

The Company may require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company or any division of the Company to expressly assume and agree in writing to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. This Agreement shall inure to the benefit of and be enforceable by Consultant's personal or legal representatives, executors, estate, trustees, administrators, successors, heirs, distributees, devisees and legatees. This Agreement is personal to Consultant and neither this Agreement nor any rights hereunder may be assigned by Consultant.

12. Severability.

The Company and Consultant agree that the agreements and provisions contained in this Agreement are severable and divisible, that each such agreement and provision does not depend upon any other provision or agreement for its enforceability, and that each such agreement and provision set forth herein constitutes an enforceable obligation between the parties hereto. Consequently, the parties hereto agree that neither the invalidity nor the unenforceability of any provision of this Agreement shall affect the other provisions, and this Agreement shall remain in full force and effect and be construed in all respects as if such invalid or unenforceable provision were omitted.

13. Construction.

No provision of this Agreement shall be interpreted or construed against any party because that party or its legal representative drafted that provision. The captions and headings of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless the context of this Agreement clearly requires otherwise: (a) references to the plural include the singular, the singular the plural, and the part the whole, (b) references to one gender include all genders, (c) "or" has the inclusive meaning frequently identified with the phrase "and/or," (d) "including" has the inclusive meaning frequently identified with the phrase "including but not limited to" or "including without limitation," (e) references to "hereunder," "herein" or "hereof" relate to this Agreement as a whole, and (f) the terms "dollars" and "$" refer to United States dollars. Section, subsection, exhibit and schedule references are to this Agreement as originally executed unless otherwise specified. Any reference herein to any statute, rule, regulation or agreement, including this Agreement, shall be deemed to include such statute, rule, regulation or agreement as it may be modified, varied, amended or supplemented from time to time. Any reference herein to any person shall be deemed to include the heirs, personal representatives, successors and permitted assigns of such person.

14. Entire Agreement.

The foregoing contains the entire agreement between the parties relating to the subject matter of this Agreement, and supersedes all prior discussions, agreements or understandings with respect thereto, provided, however, that as set forth herein, certain provisions of the Consulting Services Agreement shall survive the execution of this Agreement and shall remain in full force and effect.

15. Governing Law.

This Agreement shall be governed by the laws of the Commonwealth of Virginia, without giving effect to any principles of conflict of law or choice of law rules (whether of the Commonwealth of Virginia or of any other jurisdiction) that would result in the application of the substantive or procedural laws or rules of any other jurisdiction

16. Counterparts.

This Agreement may be executed in several counterparts (including via facsimile), each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

17. Securities Transactions.

Consultant understands that this Agreement contemplates transactions in securities and agrees to comply with all obligations under applicable federal and state securities laws. Consultant may be asked to fill out documentation in order to permit the Company to comply with such securities laws. Failure to cooperate with the Company with respect to the foregoing shall relieve the Company of any obligation to effect any of the transactions contemplated herein. In addition to the foregoing, Consultant hereby represents, warrants and covenants, as applicable that as of today and as of the Effective Date, Consultant:

(a) has the requisite competence, power and authority to execute and deliver this Agreement, to perform his obligations hereunder, and to the consummate the transactions contemplated hereby;

(b) has duly executed and delivered this Agreement which is enforceable against him in accordance with its terms;

(c) has had an opportunity to review all documents and information provided by the Company that such Consultant has requested and considers material to his decision to enter into this Agreement;

(d) is a sophisticated investor with such knowledge and experience in financial business matters and investments in securities that the Consultant is capable of evaluating the merits and risks of acquiring the shares of Company common stock to be issued to the Consultant and is an accredited investor as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act by virtue of his net worth being in excess of $1,000,000;

(e) is aware that acquiring shares of the Company common stock is a speculative investment, is able to bear the economic risk of this investment, is able to hold the shares of Company common stock indefinitely and understands that he may lose his entire investment;

(f) acknowledges that, except as set forth in Company's periodic reporting as filed with the SEC, neither the Company nor any officer, director, employee, agent or representative of the Company has made any representations or warranties of any kind to the Consultant with respect to his investment in the Company common stock and/or redemption of Company preferred stock;

(g) understands that the share of Company common stock to be issued to Consultant in connection with this Agreement will not have been registered under the Securities Act, or any other applicable state or federal securities laws;

(h) has no present intention of reselling, directly or indirectly participating in any distribution of, or otherwise disposing of such shares of Company common stock in violation of applicable securities laws;

(i) understands that the shares of Company common stock to be issued to Consultant may not be offered for sale, sold or transferred except pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirement;

(j) acknowledges that a legend substantially as follows will be placed on the certificates representing the shares of Company common stock issued to the Consultant in connection with this Agreement, along with any additional legend required by federal or state law or required pursuant to any shareholder or similar agreement:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT;

(k) understands that the shares of Company common stock to be issued to the Consultant are being transferred in reliance upon the validity and accuracy of the representations, warranties and covenants of Consultant set forth herein, and Consultant shall indemnify and hold the Company harmless from damage, claim or loss (including attorneys' fees) resulting from the breach or inaccuracy of any such representation, warranty or covenant set forth herein.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the Effective Date.

SEAWRIGHT HOLDINGS, INC.
By: /s/ Joel Sens President

/s/DAVID LEVY

Exhibit B

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

During its review of the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2004 and the Registrant’s Form 10-QSBs for the fiscal quarters ended March 31, 2005 and June 30, 2005, SEC staff initiated discussions and comments with the Registrant about the Registrant’s accounting treatment for, among other things, (i) its August 2004 private placement (the “Private Placement”), (ii) its ~~put agreement entered into with a shareholder in October 2004 (the “Put Agreement”), (iii) its~~ overpayment of amounts owed to a shareholder and (~~iv~~iii) its proceeds from the sale of trading securities. During the course of the Registrant’s review of its financial statements during the comment process, the Registrant also determined that it had improperly accounted for puts issued under a previously reported termination agreement entered into with a shareholder in October 2004 (the “Termination Agreement”).

Management of the Registrant, following its evaluation of the SEC staff’s comments and consultations with its independent auditor, Russell Bedford Stefanou Mirchandani LLP, has decided to restate its financial statements and make the following changes.

The original accounting for the Private Placement had allocated the proceeds received from the Private Placement on the residual value method rather than the relative fair value method as prescribed in EITF 98-5 and EITF 00-27. Accordingly, the proceeds attributed to the common stock, convertible debt and warrants will be restated to reflect the relative fair value method.

The ~~Put~~puts issued under the Termination Agreement had initially been recorded under SFAS 150; however, the ~~Put~~Termination Agreement was being revalued to the current fair value of the forward contract as if the terms of the contract were conditional rather than predefined. As the contract terms were set upon issuance, the value of the ~~Put~~Termination Agreement will be measured at the initial fair value of the shares at inception and restated.

The overpayment to the shareholder had originally been classified as an increase to operating expenses and repayments by the shareholder recorded as an increase to other operating income. In review of accounting standards, it has been determined the transaction will be reflected as a capital transaction due to the control relationship which existed between the shareholder, who is also the Registrant’s President, and the Registrant. The Registrant, through its restatements, will be accounting for the excess payment to the Registrant’s shareholder as a nonreciprocal transfer and, will reflect the overpayment as a direct reduction of additional paid-in capital.

The Registrant also previously recorded gains from sales of trading securities in investing activities, rather than in operating activities. The Registrant will transfer such gains to operating activities in its restated financials.

Management has concluded that the Registrant’s previously issued financial statements for the year ended December 31, ~~2005 and for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005~~2004 should no longer be relied upon, pending their restatement as described above. This determination was made by Management on February 24, 2006. The Registrant also acknowledges that there are errors in its financial statements related to its quarterly reports on 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, but, has determined that these errors do not affect the financial statement in such a material way as to require amending such quarterly reports. The Registrant, with the consultation of SEC staff,expects to present the restatements described in this Current Report when it files with the Securities Exchange Commission its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and its Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.